UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                           IMPSAT FIBER NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45321T103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

CUSIP No.         45321T103

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         MORGAN STANLEY DEAN WITTER & CO.
--------------------------------------------------------------------------------
     2.  Check the appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship.
         DE
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                   -0-
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                 14,917,915
Owned by          --------------------------------------------------------------
Each              7.  Sole Dispositive Power              -0-
Reporting         --------------------------------------------------------------
Person With       8.  Shared Dispositive Power            14,917,915
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         14,927,915 - See Item 5.
--------------------------------------------------------------------------------
    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (  )
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)
         16.3% - See Item 5
--------------------------------------------------------------------------------
    12.  Type of Reporting Person   HC, CO
--------------------------------------------------------------------------------

CUSIP No.         45321T103

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         PRINCES GATE INVESTORS II, INC.
--------------------------------------------------------------------------------
     2.  Check the appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship.
         DE
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                   1,704,819
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                 10,229,513
Owned by          --------------------------------------------------------------
Each              7.  Sole Dispositive Power              1,704,819
Reporting         --------------------------------------------------------------
Person With       8.  Shared Dispositive Power            10,229,513
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         11,934,332 - See Item 5.
--------------------------------------------------------------------------------
    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (  )
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)
         13.0% - See Item 5
--------------------------------------------------------------------------------
    12.  Type of Reporting Person   CO, IA
--------------------------------------------------------------------------------

CUSIP No.         45321T103

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         PRINCES GATE INVESTORS II, L.P.
--------------------------------------------------------------------------------
     2.  Check the appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship.
         DE
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                   10,229,513
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                 -0-
Owned by          --------------------------------------------------------------
Each              7.  Sole Dispositive Power              10,229,513
Reporting         --------------------------------------------------------------
Person With       8.  Shared Dispositive Power            -0-
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         10,229,513 - See Item 5.
--------------------------------------------------------------------------------
    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (  )
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)
         11.2% - See Item 5
--------------------------------------------------------------------------------
    12.  Type of Reporting Person   PN
--------------------------------------------------------------------------------

CUSIP No.         45321T103

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         MORGAN STANLEY GLOBAL EMERGING MARKETS PRIVATE INVESTMENT FUND, L.P.
--------------------------------------------------------------------------------
     2.  Check the appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship.
         DE
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                   -0-
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                 2,811,729
Owned by          --------------------------------------------------------------
Each              7.  Sole Dispositive Power              -0-
Reporting         --------------------------------------------------------------
Person With       8.  Shared Dispositive Power            2,811,729
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         2,811,729 - See Item 5.
--------------------------------------------------------------------------------
    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (  )
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)
         3.1% - See Item 5
--------------------------------------------------------------------------------
    12.  Type of Reporting Person    PN
--------------------------------------------------------------------------------

CUSIP No.         45321T103

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         MORGAN STANLEY GLOBAL EMERGING MARKETS PRIVATE INVESTORS, L.P.
--------------------------------------------------------------------------------
     2.  Check the appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship.
         DE
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                   -0-
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                 171,854
Owned by          --------------------------------------------------------------
Each              7.  Sole Dispositive Power              -0-
Reporting         --------------------------------------------------------------
Person With       8.  Shared Dispositive Power            171,854
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         171,854 - See Item 5.
--------------------------------------------------------------------------------
    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (  )
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)
         Less than 1%
--------------------------------------------------------------------------------
    12.  Type of Reporting Person    PN
--------------------------------------------------------------------------------

CUSIP No.         45321T103

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         MORGAN STANLEY GLOBAL EMERGING MARKETS, INC.
         13-3900135
--------------------------------------------------------------------------------
     2.  Check the appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship.
         DE
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power                   -0-
Shares            --------------------------------------------------------------
Beneficially      6.  Shared Voting Power                 2,983,583
Owned by          --------------------------------------------------------------
Each              7.  Sole Dispositive Power              -0-
Reporting         --------------------------------------------------------------
Person With       8.  Shared Dispositive Power            2,983,583
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         2,983,583 - See Item 5.
--------------------------------------------------------------------------------
    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (  )
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9)
         3.3%
--------------------------------------------------------------------------------
    12.  Type of Reporting Person   CO
--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  IMPSAT Fiber Networks, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Alferez Pareja 256 (1107), Buenos Aires, Argentina

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                  Morgan Stanley Dean Witter & Co. ("MSDW")

                  Princes Gate Investors II, Inc. ("PGI")

                  Princes Gate Investors II, L.P. ("Princes Gate")

                  Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. ("MSGEM")

                  Morgan Stanley Global Emerging Markets Private Investors, L.P. ("Private Investors")

                  Morgan Stanley Global Emerging Markets, Inc. ("MSGEM Inc.")


Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business and principal office of MSDW, PGI and Princes Gate is:

                  1585 Broadway
                  New York, New York  10036.

         The address of the principal business and principal office of MSGEM, Private Investors and MSGEM Inc. is:

                  1221 Avenue of the Americas
                  New York, New York 10020.

Item 2(c)         Citizenship:

                  The citizenship of MSDW, PGI, Princes Gate, MSGEM, Private Investors and MSGEM Inc. is Delaware.

Item 2(d)         Title of Class of Securities:

                  This statement relates to the Issuer's Common Stock.

Item 2(e)         CUSIP Number:

                  45321T103

                  Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  [ ]  Broker or dealer registered under Section 15 of
                            the Exchange Act;

                  (b)  [ ]  Bank as defined in Section 3(a)(6) of the
                            Exchange Act;

                  (c)  [ ]  Insurance company as defined in Section 3(a)(19)
                            of the Exchange Act;

                  (d)  [ ]  Investment company as defined in Section 3(a)(19)
                            of the Exchange Act;

                  (e)  [ ]  An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

                  (f)  [ ]  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ]  A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [ ]  A savings association as defined in Section 3(b)
                            of the Federal Deposit Insurance Act;

                  (i)  [ ]  A church plan that is excluded from the
                            definition of an investment company under
                            Section 3(c)(14) of the Investment Company Act;

                  (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4            Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned:

                  PGI is a wholly-owned subsidiary of MSDW and its principal business is to serve (i) as the general partner of Princes Gate, an investment partnership organized and managed by a subsidiary of MSDW and the principal business of which is the investment of capital provide by its limited partners and (ii) as the investment manager for certain other investors (the "Investors") that are offered the opportunity to participate in investments made by Princes Gate. The control person of Princes Gate is PGI, its general partner.

                  Pursuant to a partnership agreement of Princes Gate, management and control of the partnership and its investments are vested exclusively in PGI, as general partner, and PGI has the authority to vote and to dispose of the Shares held by Princes Gate. Pursuant to investment management agreements with the Investors on whose behalf PGI has also acquired Common Stock, the shares of Common Stock may be disposed of only by PGI or with the consent of PGI, which consent may be withheld or granted in PGI's discretion, and each Investor has granted PGI an irrevocable proxy giving PGI exclusive authority to vote such shares of Common Stock. As a result of these arrangements, PGI may be deemed to be the beneficial owner of all shares of common stock acquired on behalf of Princes Gate and the Investors. MSDW, as the sole shareholder of PGI, controls the action of PGI. Therefore, MSDW may be deemed to have beneficial ownership of the 11,934,332 shares held by Princes Gate and the Investors.

                  MSGEM Inc. is a wholly-owned subsidiary of MSDW and is the general partner of MSGEM and Private Investors and, as such has the power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Common Stock held by MSGEM and Private Investors. Therefore, MSGEM Inc. may be deemed to have beneficial ownership of the 2,811,729 shares held by MSGEM and the 171,854 shares held by Private Investors. MSDW, as the sole shareholder of MSGEM Inc., controls the action of MSGEM Inc. Therefore, MSDW may be deemed to have beneficial ownership of the 2,983,583 shares of Common Stock held by MSGEM and Private Investors.

                  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), each of MSDW, PGI and MSGEM Inc. disclaims beneficial ownership of the securities of the Issuer referred to herein. The filing of this Schedule 13G shall not be construed as an admission by any person that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities of the Issuer covered by this statement.

                  (b)      Percent of class:  (1)

                  Morgan Stanley Dean Witter & Co.                     16.3%

                  Princes Gate Investors II, Inc.                      13.0%

                  Princes Gate Investors II, L.P.                      11.2%

                  Morgan Stanley Global Emerging Markets, Inc.         3.3%

                  Morgan Stanley Global Emerging Markets
                  Private Investment Fund, L.P.                        3.1%

                  Morgan Stanley Global Emerging Markets
                  Private Investors, L.P.                              0.2%

                  -------------------
                  (1) Based on the 91,428,570 shares of Common Stock reported to be outstanding as of September 30, 200 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 2000.


                  (c)      Number of shares as to which the person has:


                                   (i)                   (ii)                      (iii)                          (iv)
                          Sole power to vote or  Shared power to vote or  Sole power to dispose or to     Shared power to dispose
                             to direct to vote       to direct to vote      direct the disposition of   to direct the disposiiton of
                         ----------------------  -----------------------  ---------------------------   ----------------------------
Morgan Stanley Dean               - 0 -                14,917,915                   - 0 -                       14,917,915
Witter & Co.

Princes Gate Investors            1,704,819            10,229,513                   1,704,819                   10,229,513
II, Inc.

Princes Gate Investors            - 0 -                10,229,513                   - 0 -                       10,229,513
II, L.P.

Morgan Stanley Global             - 0 -                 2,983,583                   - 0 -                        2,983,583
Emerging Markets, Inc.

Morgan Stanley Global             - 0 -                 2,811,729                   - 0 -                        2,811,729
Emerging Markets Private
Investment Fund, L.P.

Morgan Stanley Global             - 0 -                   171,854                   - 0 -                          171,854
Emerging Markets Private
Investors, L.P.


Item 5            Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Note of Dissolution of Group.

                  Not applicable.

Item 10.          Certifications.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2001

                                              MORGAN STANLEY DEAN WITTER & CO.

                                              By: /s/ Peter R. Vogelsang
                                                  ------------------------------
                                                  Name:  Peter R. Vogelsang
                                                  Title: Authorized Signatory


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2001

                                              PG INVESTORS II, INC.

                                              By: /s/ Thomas A. Clayton
                                                  ------------------------------
                                                  Name:  Thomas A. Clayton
                                                  Title: Vice President




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2001

                                              PRINCES GATE INVESTORS II, L.P.

                                              By:  PG Investors II, Inc.,
                                                   as General Partner

                                              By: /s/ Thomas A. Clayton
                                                  ------------------------------
                                                  Name:  Thomas A. Clayton
                                                  Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2001

                                     MORGAN STANLEY GLOBAL EMERGING
                                     MARKETS PRIVATE INVESTMENT FUND,
                                     L.P.

                                     By: Morgan Stanley Global Emerging Markets,
                                         Inc., as General Partner

                                     By: /s/ Peter R. Vogelsang
                                         ---------------------------------------
                                         Name:  Peter R. Vogelsang
                                         Title: Secretary


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2001

                                     MORGAN STANLEY GLOBAL EMERGING
                                     MARKETS PRIVATE INVESTORS, L.P.

                                     By: Morgan Stanley Global Emerging Markets,
                                         Inc., as General Partner

                                     By: /s/ Peter R. Vogelsang
                                         ---------------------------------------
                                         Name:  Peter R. Vogelsang
                                         Title: Secretary

                                INDEX TO EXHIBITS


EXHIBIT 1.        Agreement to Make a Joint Filing

                                                       EXHIBIT 1 TO SCHEDULE 13G

                        AGREEMENT TO MAKE A JOINT FILING

                                February 14, 2001

Morgan Stanley Dean Witter & Co., Princes Gate Investors II, Inc., Princes Gate Investors II, L.P., Morgan Stanley Global Emerging Markets Private Investment Fund, L.P., Morgan Stanley Global Emerging Markets Private Investors, L.P. and Morgan Stanley Global Emerging Markets, Inc. hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.



                                  MORGAN STANLEY DEAN WITTER & CO.

                                  By: /s/ Peter R. Vogelsang
                                     -------------------------------------------
                                     Name:  Peter R. Vogelsang
                                     Title: Secretary


                                  PG INVESTORS II, INC.

                                  By: /s/ Thomas A. Clayton
                                     -------------------------------------------
                                      Name:  Thomas A. Clayton
                                      Title: Vice President


                                  PRINCES GATE INVESTORS II, L.P.

                                  By: PG Investors II, Inc., as General Partner

                                  By: /s/ Thomas A. Clayton
                                     -------------------------------------------
                                      Name:  Thomas A. Clayton
                                      Title: Vice President

                                           MORGAN STANLEY GLOBAL EMERGING
                                           MARKETS PRIVATE INVESTMENT FUND,
                                           L.P.

                                           By: Morgan Stanley Global Emerging
                                               Markets, Inc., as General Partner

                                           By:  /s/ Peter R. Vogelsang
                                                --------------------------------
                                           Name:  Peter R. Vogelsang
                                           Title: Secretary


                                           MORGAN STANLEY GLOBAL EMERGING
                                           MARKETS PRIVATE INVESTORS, L.P.

                                           By: Morgan Stanley Global Emerging
                                               Markets, Inc., as General Partner

                                           By:  /s/ Peter R. Vogelsang
                                                --------------------------------
                                           Name:  Peter R. Vogelsang
                                           Title: Secretary